UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby notifies the following:

RELEVANT EVENT

Further to the relevant information disclosed by BBVA to the markets on January 23, 2015, and once all the contractual conditions have been met, BBVA announces that it has completed the sale of 4.9% interest in China CITIC Bank Corporation Limited to UBS AG, London Branch.

The total amount in cash received by BBVA in connection with this sale amounts to 13,136 million HK$, equivalent to 1,5551 million Euros.

The estimated impact on the consolidated financial statements of the BBVA Group will be a net capital gain of approximately 5202 million Euros. The sale will generate a positive impact on the Common Equity Tier 1 fully loaded ratio of approximately 20 bp, equivalent to a capital generation of approximately 600 million Euros.

Madrid, March 12, 2015

These amounts have been calculated using the Exchange rate: EUR/HK$= 8. 45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 12 , 2015	By:	/s/ Francisco Javier Rodríguez Soler
	Name:	Francisco Javier Rodríguez Soler
	Title:	Authorized representative